Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated June 3, 2014

Relating to Preliminary Prospectus Dated May 29, 2014

Registration Statement No. 333-193925

RCS Capital Corporation

This issuer free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 29, 2014 (the “Preliminary Prospectus”) filed by RCS Capital Corporation (the “Company”) and included in the registration statement on Form S-1 (File No. 333-193925), as amended, relating to these securities. This communication relates to such offering. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1568832/000114420414034063/0001144204-14-034063-index.htm. The following information supplements and updates the information contained in the Preliminary Prospectus with respect to the offering of these securities.

The article attached as Annex A was originally published online by Financial Planning on June 2, 2014. The article reported on certain statements made by Nicholas S. Schorsch, the Executive Chairman of the Company’s Board of Directors. The transcript attached as Annex B is from an interview given by Mr. Schorsch to Financial Planning and originally published online by Financial Planning on June 2, 2014.

The article and the interview were not prepared or reviewed by the Company prior to publication. Financial Planning, the publisher of the article and the interview, routinely publishes articles on business news. Financial Planning is not affiliated with the Company and no payment was made nor was any consideration given to Financial Planning by or on behalf of the Company or in connection with the publishing of the article or the interview. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if requested by calling toll-free (866) 904-2988.

Annex A

FP50: Big Changes at the Top

BY: ANN MARSH

FINANCIAL PLANNING

For the country’s leading IBDs, the jump in revenues was a welcome change after a moderate 4.7% uptick in 2012. But the sweet year also lured in a new player, who emerged seemingly out of nowhere to shake up the rankings’ top spots.

Nicholas Schorsch, the REIT magnate and executive chairman of RCS Capital, snapped up five prominent broker-dealers at the end of 2013 and the beginning of 2014, at prices some deem rich and others call canny. In January, he paid $1.15 billion for one of the largest networks in the country, Cetera Financial Group, and its four distinct B-D brands.

Since most of Schorsch’s deals didn’t close until this year and the FP50 rankings on the following pages reflect year-end 2013 numbers, RCS’ new heft doesn’t register in this year’s lineup. And LPL Financial, which has long held the top spot in the FP50, would still loom over this newcomer in terms of revenues, with $4.05 billion.

But the 2013 revenue numbers for Schorsch’s various acquisitions — a list that includes not just Cetera and First Allied Holdings, both of which are finalized, but also pending deals for J.P. Turner, Investors Capital Holdings and Summit Financial Services Group — yield an aggregated total of $1.59 billion.

That would put RCS in the equivalent of the No. 3 position, elbowing Raymond James Financial Services down a notch. Meanwhile, Schorsch has made it known that he’s nowhere close to being done.

“I think Nick will buy another $1 billion to $2 billion in companies” — which might be enough to let him leapfrog past LPL to claim the top spot — says Cambridge Investment Research founder Eric Schwartz. He himself fielded a friendly prospecting call from Schorsch a few months back, he says, but demurred. Now everyone is wondering who is next.

“Our industry hasn’t been this interesting in a while,” says Erica McGinnis, who took over as CEO of Advisor Group in October. As of year-end 2013, Advisor Group was the country’s largest network of IBDs in terms of revenues, with $1.25 billion, but would also slip below the new RCS cluster. That said, McGinnis adds, “We don’t feel threatened by it. We think we have our own opportunities out there.”

CONSOLIDATION SPEEDS UP

Schorsch walked into a market that’s been ripe for an M&A spree. The industry has already been consolidating, even as its overall size also has increased dramatically. Experts like Schwartz have been predicting for years that the industry might crunch down to perhaps 10 major players, with everyone else mom-and-pop shops — although not everyone agrees with this assessment.

McGinnis says she’s out to play her part in the next round of acquisitions, although she’s waiting to see how the market settles in after Schorsch’s tear. “He bought those firms so quickly,” she says. “For me, it’s natural to ask how much due diligence went into those purchases. I think we are a really mature organization. We’ve always had really thoughtful due diligence.”

Meanwhile, Schorsch has already altered the pricing landscape. “The question everybody asks is, 'Can we afford to compete against [RCS] now?’?” McGinnis says. “We are not going to immediately assume that the prices he paid are the new normal. The market needs to test that. I don’t think we are going to see other B-Ds who say this is the new cost of recruiting.”

Ed Forst, CEO of No. 29 firm Lincoln Investment, which has been operated by his family for three generations, also has M&A on his mind. “We did some planning of our own about five years ago,” says Forst, whose firm racked up 33.9% revenue growth last year — the highest in the FP50. “We agreed we had to grow, because size matters and we can’t do it organically.”

Lincoln bought Great American Advisors, which had $28 million in 2009 revenues, in 2010; then in 2012 vaulted itself onto the FP50 by buying Capital Analysts from a subsidiary of Columbus Life Insurance. It was a splashy debut, and gave Lincoln 63.6% revenue growth for the year — again the highest in the FP50.

And like Schorsch, Forst says he will do more. “There are great opportunities in the IBD world,” he says. He argues that Lincoln is an appealing alternative to a big newcomer like RCS: “This business [is] the only business we are in.”

ADVISOR CHOICE

Indeed, that gets to a key point made by several executives: The industry has plenty of room for a variety of business and service models. The corollary to that, of course, is that advisors have plenty of choices if they’re unhappy with changes at their existing IBD.

Schorsch and other aggregators run the risk of alienating advisors and causing them to flee, executives suggest. “At the end of the day, this is a relationship business,” McGinnis says. Those individual relationships are among the reasons both Schorsch and McGinnis resist rolling up their separate B-D brands into a single one that requires all advisors to be under the same umbrella.

And they are why the No. 4 firm on the list, Commonwealth Financial Network, began offering advisors an RIA-only option last year after failing to win over a large practice from Alabama. “They were wonderful,” recalls CEO Wayne Bloom with regret. “They had $1 billion in assets. We loved them, they loved us. And, in the end, they went somewhere else. I said, 'What happened?’ They said, 'You don’t do this.’?”

While Bloom isn’t pushing for more acquisitions, he believes Commonwealth’s “boutique” strategy can push it past $1 billion in revenue by 2015. “We did $812 million last year,” he says. Sometime this year, he adds, Commonwealth should have $100 billion in assets under management, and its average production per advisor should pass $500,000.

ELITE STRATEGY

One firm that has Commonwealth in its sights is Wells Fargo Advisors Financial Network, which lands at No. 5 on the list by revenue, and shows the highest per-representative production, with an average representative grossing $1.079 million for 2013.

President Kent Christian says his position within one of the large wirehouses gives him a unique advantage. Because his unit accounts for just over 1,200 independent advisors among Wells Fargo’s 15,000 total, his division doesn’t have to chase scale — “We are already there,” he says — and can be more selective instead, picking only the highest-producing advisors, primarily from other wirehouses.

“We are not constrained by any headcount objectives,” he says. “It’s all about making sure we’ve got the right fix by business mix, by productivity, by business temperament and profile. I think we are highly focused on that.”

That selectivity, Christian says, puts his operation in a different market segment than RCS. “I do think there are a lot of formidable competitors in the marketplace that we deal with every day,” he says, noting that his firm goes “neck-and-neck with Commonwealth” in competing for advisors. Nonetheless, he adds, “I don’t regard Nick and his work as a threat.”

TARGETING the MASS AFFLUENT

As Wells Fargo and Commonwealth aim upmarket, Lincoln and RCS are pointing toward the mass affluent. Schorsch says he intends to build what he calls the first full-scale investment bank in the U.S. since World War II, with his IBDs wrapped into the overall offering to serve clients with full-scale financial advice.

“We’ll have the size and scale of LPL,” he says. “We’ll be bigger than Ameriprise. We’ll be touching about 2 million households. We don’t see ourselves competing with companies like LPL — we actually see ourselves working with them.”

Schorsch says his desire to work closely even with competitors stems from his faith as a Quaker, a famously passive Christian faith. In the IBD space, he says, this helps him understand and value the diversity among the IBD players: “There’s so little to compete about.”

Yet this may be a tough sell. Schorsch also says he’s aiming to capture a 15% to 20% share of the 30 million households he identifies as middle class — a group, he says, that has collective investable assets of $8 trillion. And his competitors won’t be so quick to hand over that market share; even he concedes that some would happily “pull me limb from limb.”

Primarily, he knows they’d be happy to unburden him of his advisors, given the chance — particularly if he tries to force advisors to sell his company’s nontraded REIT products. Schorsch has made a pledge that he will keep his advisors’ product choices conflict-free.

“Is it credible that he will?” asks Ryan Diachok, president of the No. 47 firm Geneos Wealth Management. “Only time will tell.”

RIVALS WATCHING

Meanwhile, rivals say they are standing by, watching. “We had in our database a number of Cetera representatives who had called us in the past,” Schwartz says. After RCS bought Cetera, he adds,

“We thought, 'Why don’t we call them?’ With the exception of one, over 90% of those people said they were going to take a wait-and-see attitude.”

Still, Schwartz adds: “The more he goes in that direction, the more our value proposition will stand strong.”

Other executives downplay a rivalry with Schorsch — perhaps because they know his entry increases both buzz and valuations for other top players. His deal-making is, in one sense, a validation: Finally, an outsider saw the value they’ve always known was there — and placed a huge bet on it.

But some remain unsettled by this Pac-Man gobbling up their neighbors and trying to build a quasi-wirehouse right in their midst. That’s the business model many of them try to distinguish themselves from as much as possible.

“It’s a bold move,” Schwartz says. “If executed correctly and the stock market holds, I think he could make several times what he has invested.”

“But when you are trying ... to build a vertically integrated company in a space that’s never been structured like that, you are going to upset a lot of people,” he adds. “There is a lot of anxiety among advisors who are used to being really independent, wondering how this is going to all play out.”

Annex B

MODERATOR: Why are you focusing on retail investors?

MR. NICHOLAS SCHORSCH: The retail investors are our core focus because we believe that the retail investor has been disintermediated by Wall Street for quite some time now, and particularly evident after 2008 in financial crisis is that the retail investor has had very little exposure to many different asset classes other than just stocks and bonds, things that they can get online. So there is a demonstrable need for retail advice for the retail investor. That’s the mass-affluent, mid-affluent, between $300,000.00 and $3 million of investable assets.

MODERATOR: Why does scale matter?

MR. NICHOLAS SCHORSCH: When you are a public company and you have public capital, you are able to support a business that is relatively thin-margin and has some significant annual capital needs with public capital rather than with private equity, those types of capital sources, which have a much higher demand on return. Second of all, the availability of size, when you have nine or ten thousand advisors, the cost for the products, the revenue sharing and the cost of clearing is much less. So that allows the advisor to have a lower cost and provide a lower cost to his investor, and therefore it performs better.

MODERATOR: What are advisors worried about?

MR. NICHOLAS SCHORSCH: One of the largest concerns or the most prevalent concerns is succession planning. We hear it from advisors many, many times over that they’re worried about who’s going to take over their practice, or how do they grow their practice as they get older, how do they scale their practice? Where is the capital coming from? So one of the major things that we can offer, one of the major services we can offer is the availability of capital to either lend to them or help them grow their business. And the other question that comes up, many, many times is, are we going to force them to repaper or re-document their accounts or change the name, is the culture going to change, is their supervisory procedures going to change, is management going to still be there? Those are all really legitimate concerns, because those are the things that disrupt the advisor during a transition. None of those things will occur in this transaction.